UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Gracell Biotechnologies Inc.

(Name of Issuer)

Ordinary Stock, US$0.0001 par value per share

(Title of Class of Securities)

38406L103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38406L103	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LAV Granite Limited (“GRAN”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
14,981,730 shares, except that Yi Shi, the managing partner of GRAN, may be deemed to have shared power to vote these shares. (1)
	6	SHARED VOTING POWER
See response to row 5.
	7	SOLE DISPOSITIVE POWER
14,981,730 shares, except that Yi Shi, the managing partner of GRAN, may be deemed to have shared power to dispose of these shares. (1)
	8	SHARED DISPOSITIVE POWER
See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,981,730 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6% (2)
12	TYPE OF REPORTING PERSON
OO

(1)	These ordinary shares (the “Shares”) of Gracell Biotechnologies Inc. (the “Issuer”) are beneficially owned through American Depository Shares (“ADSs”). Each ADS represents 5 Shares.
(2)	This percentage is calculated based upon 327,815,996 Shares outstanding, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 8, 2021.

CUSIP No. 38406L103	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LAV Biosciences Fund V, L.P. (“LAVV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,049,125 shares, except that Yi Shi, the managing partner of LAVV, may be deemed to have shared power to vote these shares. (1)
	6	SHARED VOTING POWER
See response to row 5.
	7	SOLE DISPOSITIVE POWER
10,049,125 shares, except that Yi Shi, the managing partner of LAVV, may be deemed to have shared power to dispose of these shares. (1)
	8	SHARED DISPOSITIVE POWER
See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,049,125 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.1% (2)
12	TYPE OF REPORTING PERSON
PN

(1)	These ordinary shares (the “Shares”) of Gracell Biotechnologies Inc. (the “Issuer”) are beneficially owned through American Depository Shares (“ADSs”). Each ADS represents 5 Shares.

(2)	This percentage is calculated based upon 327,815,996 Shares outstanding, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 8, 2021.

CUSIP No. 38406L103	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LAV Biosciences Fund V sub A, L.P. (“LAVVA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
375,825 shares, except that Yi Shi, the managing partner of LAVVA, may be deemed to have shared power to vote these shares. (1)
	6	SHARED VOTING POWER
See response to row 5.
	7	SOLE DISPOSITIVE POWER
375,825 shares, except that Yi Shi, the managing partner of LAVVA, may be deemed to have shared power to dispose of these shares. (1)
	8	SHARED DISPOSITIVE POWER
See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
375,825 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6% (2)
12	TYPE OF REPORTING PERSON
PN

(1)	These ordinary shares (the “Shares”) of Gracell Biotechnologies Inc. (the “Issuer”) are beneficially owned through American Depository Shares (“ADSs”). Each ADS represents 5 Shares.
(2)	This percentage is calculated based upon 327,815,996 Shares outstanding, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 8, 2021.

CUSIP No. 38406L103	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yi Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares
	6	SHARED VOTING POWER
25,406,680 shares, 14,981,730 of which are directly owned by GRAN, 10,049,125 of which are directly owned by LAVV, and 375,825 of which are directly owned by LAVVA. Yi Shi, the managing partner of HOPE, LAVV and LAVVA, may be deemed to have shared power to vote these shares. (1)
	7	SOLE DISPOSITIVE POWER
0 shares
	8	SHARED DISPOSITIVE POWER
25,406,680 shares, 14,981,730 of which are directly owned by GRAN, 10,049,125 of which are directly owned by LAVV, and 375,825 of which are directly owned by LAVVA. Yi Shi, the managing partner of HOPE, LAVV and LAVVA, may be deemed to have shared power to dispose of these shares. (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,406,680 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8% (1)
12	TYPE OF REPORTING PERSON
IN

(1)	These ordinary shares (the “Shares”) of Gracell Biotechnologies Inc. (the “Issuer”) are beneficially owned through American Depository Shares (“ADSs”). Each ADS represents 5 Shares.

(2)	This percentage is calculated based upon 327,815,996 Shares outstanding, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 8, 2021.

CUSIP No. 38406L103	13G	Page 6 of 10 Pages

Item 1(a)	Name of Issuer:

Gracell Biotechnologies Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Building 12, Block B, Phase II

Biobay Industrial Park, 218 Sangtian St., Suzhou Industrial Park, 215123

People's Republic of China

Item 2(a)	Name of Persons Filing:

This Statement is filed by LAV Granite Limited (“GRAN”), LAV Biosciences Fund V, L.P. (“LAVV”), LAV Biosciences Fund V sub A, L.P. (“LAVVA”) and Dr. Yi Shi. The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

Dr. Shi is the managing partner of GRAN, LAVV and LAVVA, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by GRAN, LAVV and LAVVA.

Item 2(b)	Address of Principal Business Office or, If None, Residence:

The address for GRAN, LAVV and Dr. Shi is Room 606-7, St. George’s Building, 2 Ice House Street, Central, Hong Kong.

The address for LAVVA is 2735 Sand Hill Road, Suite 210, Menlo Park, CA 94025.

Item 2(c)	Citizenship:

GRAN is British Virgin Islands business company. LAVV is Cayman Islands partnership. LAVVA is a United States partnership. Dr. Shi is a United States citizen.

Item 2(d)	Title of Class of Securities:

Ordinary Share, US$0.0001 par value per share

Item 2(e)	CUSIP Number:

CUSIP #38406L103. This CUSIP number applies to the American depositary shares, each representing five Ordinary Shares of the Issuer.

Item 3.	Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of December 31, 2021:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

CUSIP No. 38406L103	13G	Page 7 of 10 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 38406L103	13G	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

LAV Granite Limited

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

LAV Biosciences Fund V, L.P.

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

LAV Biosciences Fund V sub A, L.P.

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

Yi Shi

/s/ Yi Shi
Yi Shi

CUSIP No. 38406L103	13G	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	10

CUSIP No. 38406L103	13G	Page 10 of 10 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Gracell Biotechnologies Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 9, 2022

LAV Granite Limited

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

LAV Biosciences Fund V, L.P.

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

LAV Biosciences Fund V sub A, L.P.

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

Yi Shi

/s/ Yi Shi
Yi Shi